Mr. Ken Ellington
United States Securities and Exchange Commission
Division of Investment Management,
Disclosure Review and Accounting
100 F  Street N.E.
Washington, D.C.  20549

May 30, 2018

The following are responses to questions during a conference call with Ken Ellington on
May 22, 2018 regarding Stock Dividend Fund, Inc.(811-21576,
333-115091), and Small
Cap Value Fund, Inc.(811-21782, 333-126383).


Responses to Questions/Inquiries during conference call:

Q1: Old Format of NCSR was used on most recent filing versus new format effective August 1, 2017.

The Fund will use the new format on all NCSR filings going forward.

Q2:  MDFP does not contain sufficient detail to meet requirement of item 27
(B)(7)(i) of Form N-1A.

In future filings the Fund will provide more information concerning performance during
the fiscal year including relevant market conditions and the related investment strategies and techniques used by the investment Advisor.

Q3: Regarding approval of the investment advisor contract, the ?Nature, extent and quality of services provided by the advisor? section does not appear to meet specificity requirement of form N-1A item 27(d)(7).

In future filings we will provide more detail of the discussion of the factors that the Board
considered and how these factors relate to the Fund rather than just listing the factors.

Q4:  Board of Directors information table does not disclose the number of portfolios
in the Fund complex overseen by directors as required by
item 27(b)(5) of form N-
1A which requires disclosure of item 17(a)(1) of N-1A.

In future filings we will add a column or notations that disclose this information as
required.

Q5: Audit opinion does not include the statement that the audit procedures included confirmation of securities at the balance sheet date. Describe whether this procedure was completed by the auditor and confirm and insure that future audit opinions will include language that states that the audit procedures included confirmation of securities.

The audit procedures did confirm securities at the balance sheet date and have for every past fiscal year. Future opinions will include this language.

Q6:  Item 4 in NCSR is missing disclosure required by item 4(b-h).
  Please file
amended form NSCR that includes all of the required disclosures.

Amended NCSR that includes required disclosures has been filed and these required disclosures will be included on future filings.

Q7:  Regarding form NSAR, the auditors report on internal controls should be
addressed to investment company shareholders and the Board of Directors. Please insure that in future reports that the letter is addressed to both shareholders and the
Board of Directors.

In all future filings the auditor report on internal controls will be addressed to both shareholders and the Board of Directors.

Q8: For Stock Dividend Fund, Inc., please consider removing the selling of covered calls as a principal investment strategy of the Fund as this strategy has not been utilized.

We do not intend to use this strategy going forward and will likely eliminate it as a principal investment strategy and also from any corresponding risk disclosure in our next
N-1A filing update.

Thank you for your comments and recommendations.  Please call me if you have any
questions regarding the above matters.

Sincerely,



/s/ Steven Adams
Steven Adams
Chief Compliance Officer
214-360-7410

*We are aware that the Fund is responsible for the adequacy and accuracy of the
disclosure in the filings, and that SEC staff comments or changes to disclosure in
response to staff comments in the filings reviewed by the staff do not foreclose the
Commission from taking any action with respect to the filing, and that the Fund may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.